

Trevor Pettennude · 3rd

Mortgage and Merchant Banking Executive

Denver, Colorado · 268 connections · **Contact info**

Banctek Solutions

 **University of Colorado Boulder**

Experience

Principal

Banctek Solutions

Jan 2009 – Present · 11 yrs 3 mos

Full Service Merchant Service Company operating in 50 States in the US and internationally.

Principal

Pizza Republica Landmark and Pizza Republica Downtown

Apr 2012 – Present · 8 yrs

Greater Denver Area

Education



University of Colorado at Boulder

Bachelor of Arts (B.A.), Economics

1985 – 1991



